Exhibit 99.1

Global-e Reports Second Quarter 2024 Results

PETAH-TIKVA, Israel, August 14, 2024 - Global-e Online Ltd. (Nasdaq: GLBE) the leader of global Direct-To-Consumer eCommerce enablement, today reported financial results for the second quarter of 2024.

“We report today the results of another very strong quarter of margin expansion and strong growth all across the business, with the second quarter of 2024 breaking a record, being our first ever non-peak quarter with GMV trading above the $1 billion mark,” said Amir Schlachet, Founder and CEO of Global-e. “We believe these strong results, and our solid growth outlook towards the second half of 2024 and beyond, are the outcome of solid execution along all our strategic goals by our dedicated team around the globe, as we continue on our path to power better global e-commerce, transforming how merchants and shoppers across the world engage directly.”

Q2 2024 Financial Results

•	GMV[1] in the second quarter of 2024 was $1,082 million, an increase of 31% year over year

•	Revenue in the second quarter of 2024 was $168 million, an increase of 26% year over year, of which service fees revenue was $82.2 million and fulfillment services revenue was $85.8 million

•	Non-GAAP gross profit[2] in the second quarter of 2024 was $80.2 million, an increase of 39% year over year. GAAP gross profit in the second quarter of 2024 was $77.4 million

•	Non-GAAP gross margin[2] in the second quarter of 2024 was 47.8%, an increase of 450 basis points from 43.3% in the second quarter of 2023. GAAP gross margin in the second quarter of 2024 was 46.1%

•	Adjusted EBITDA[3] in the second quarter of 2024 was $31.3 million compared to $21.0 million in the second quarter of 2023

•	Net loss in the second quarter of 2024 was $22.4 million

Recent Business Highlights

•	Continued to on-board many new merchants located all around the globe and trading in various verticals, including:
o
In the US - customizable glasses brand Pair Eyewear, curated apparel and homewear brand Tuckernuck, LA-based streetwear brand MNML, luxury lifestyle publisher Assouline and clothing brands Escada and Club Monaco

o	In the UK - iconic British country clothing brand Cordings, renowned footwear brand Clarks, Jermyn Street shirtmaker Hawes & Curtis and cosmetics brand Revolution Beauty
o
In continental Europe - high-street fashion brands AMI Paris and Isabel Marant in France, renowned brands Closed and JOOP! In Germany, FC Barcelona in Spain, Pinko in Italy, and our first ever Polish brand, Magda Butrym

o
In APAC - Japanese pop-culture merchandize stores GeekJack and Nagano-market, curated fashion site FASCINATE and Seiko-Epson’s watch brand Orient Star, Australian dress maker Shona Joy and fast fashion brand Outcast Clothing and the Korean sunglasses brand Gentle Monster

•	Recently launched Victoria’s Secret, the first of the large enterprise merchants expected to launch during the second half of 2024

•	Expanded to new lanes with existing merchants, notable examples being Michael Kors, Karl Lagerfeld, Bang & Olufsen and Kurt Geiger

•	Strategic partnership with Shopify remains on track:
o	3P - migration of historical merchant base onto the new native integration practically complete. Considerable progress in the process of transitioning Shopify merchants onto Checkout Extensibility
o
Managed Markets – merchant base and volumes continue to grow as planned.
Shopify and Global-e teams continue joint work to develop and integrate additional features and capabilities. Notable capabilities added recently, including support for additional shipping services and the ability to include taxes and duties in the product price to align with local best practices

Q3 and Full Year Outlook

Global-e is introducing third quarter guidance and is updating the full year guidance as follows:

	Q3 2024	FY 2024	Previous FY 2024
(in millions)
GMV (1)	$1,070 - $1,110	$4,605 - $4,845	$4,625 - $4,865
Revenue	$165.7 - $171.7	$710 - $750	$733 - $773
Adjusted EBITDA (3)	$27 - $31	$127 - $143	$124 - $140

1 Gross Merchandise Value (GMV) is a key operating metric. See “Non-GAAP Financial Measures and Key Operating Metrics” for additional information regarding this metric.

2 Non-GAAP Gross profit and Non-GAAP gross margin are non-GAAP financial measures. See “Non-GAAP Financial Measures and Key Operating Metrics” for additional information regarding this metric.

3 Adjusted EBITDA is a non-GAAP financial measure. See “Non-GAAP Financial Measures” for additional information regarding this metric, including the reconciliations to Operating Profit (Loss), its most directly comparable GAAP financial measure. The Company is unable to provide a reconciliation of Adjusted EBITDA to Operating Profit (Loss), its most directly comparable GAAP financial measure, on a forward-looking basis without unreasonable effort because items that impact this GAAP financial measure are not within the Company’s control and/or cannot be reasonably predicted. These items may include, but are not limited to, share-based compensation expenses. Such information may have a significant, and potentially unpredictable impact on the Company’s future financial results.

Conference Call Information:

Global-e will host a conference call at 8:00 a.m. ET on Wednesday, August 14, 2024.
The call will be available, live, to interested parties by dialing:

United States/Canada Toll Free:	1-800-717-1738
International Toll:	1-646-307-1865

A live webcast will also be available in the Investor Relations section of Global-e’s website at: https://investors.global-e.com/news-events/events-presentations

Approximately two hours after completion of the live call, an archived version of the webcast will be available on the Investor Relations section of the Company’s web site and will remain available for approximately 30 calendar days.

Non-GAAP Financial Measures and Key Operating Metrics

To supplement Global-e’s financial information presented in accordance with generally accepted accounting principles in the United States of America, or GAAP, Global-e considers certain financial measures and key performance metrics that are not prepared in accordance with GAAP including:

•	Non-GAAP gross profit, which Global-e defines as gross profit adjusted for amortization of acquired intangibles. Non-GAAP gross margin is calculated as Non-GAAP gross profit divided by revenues
•
Adjusted EBITDA, which Global-e defines as operating profit (loss) adjusted for stock-based compensation expenses, depreciation and amortization, commercial agreements amortization, amortization of acquired intangibles and merger related contingent consideration.

Global-e also uses Gross Merchandise Value (GMV) as a key operating metric. Gross Merchandise Value or GMV is defined as the combined amount we collect from the shopper and the merchant for all components of a given transaction, including products, duties and taxes and shipping.

The aforementioned key performance indicators and non-GAAP financial measures are used, in conjunction with GAAP measures, by management and our board of directors to assess our performance, including the preparation of Global-e’s annual operating budget and quarterly forecasts, for financial and operational decision-making, to evaluate the effectiveness of Global-e’s business strategies, and as a means to evaluate period-to-period comparisons. These measures are frequently used by analysts, investors and other interested parties to evaluate companies in our industry. We believe that these non-GAAP financial measures are appropriate measures of operating performance because they remove the impact of certain items that we believe do not directly reflect our core operations, and permit investors to view performance using the same tools that we use to budget, forecast, make operating and strategic decisions, and evaluate historical performance.

Global-e’s definition of Non-GAAP measures may differ from the definition used by other companies and therefore comparability may be limited. In addition, other companies may not publish these metrics or similar metrics. Furthermore, these metrics have certain limitations in that they do not include the impact of certain expenses that are reflected in our consolidated statement of operations that are necessary to run our business. Thus, Non-GAAP measures should be considered in addition to, not as substitutes for, or in isolation from, measures prepared in accordance with GAAP.

For more information on the non-GAAP financial measures, please see the reconciliation tables provided below. The accompanying reconciliation tables have more details on the GAAP financial measures that are most directly comparable to non-GAAP financial measures and the related reconciliations between these financial measures.

Cautionary Note Regarding Forward Looking Statements

This press release contains estimates and forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements as contained in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements contained in this press release other than statements of historical fact, including, without limitation, statements regarding our future strategy and projected revenue, GMV, Adjusted EBITDA and other future financial and operational results, growth strategy and plans and objectives of management for future operations, including, among others, expansion in new and existing markets, the launch of large enterprise merchants, and our ongoing partnership with Shopify, are forward-looking statements. As the words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “target,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” or the negative of these terms or other similar expressions are intended to identify forward-looking statements, though not all forward-looking statements use these words or expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Global-e believes there is a reasonable basis for its expectations and beliefs, but they are inherently uncertain. Many factors could cause actual future events to differ materially from the forward-looking statements in this announcement, including but not limited to, our rapid growth and growth rates in recent periods may not be indicative of future growth; the ability to retain merchants or the GMV generated by such merchants; the ability to retain existing, and attract new merchants; our business acquisitions and ability to effectively integrate acquired businesses; our ability to anticipate merchant needs or develop or acquire new functionality or enhance our existing platforms to meet those needs; our ability to implement and use artificial intelligence and machine learning technologies successfully; our ability to compete in our industry; our reliance on third-parties, including our ability to realize the benefits of any strategic alliances, joint ventures, or partnership arrangements and to integrate our platforms with third-party platforms; our ability to develop or maintain the functionality of our platforms, including real or perceived errors, failures, vulnerabilities, or bugs in our platforms; our history of net losses; our ability to manage our growth and manage expansion into additional markets; increased attention to ESG matters and our ability to manage such matters; our ability to accommodate increased volumes during peak seasons and events; our ability to effectively expand our marketing and sales capabilities; our expectations regarding our revenue, expenses and operations; our ability to operate internationally; our reliance on third-party services, including third-party providers of cross-docking services and third-party data centers, in our platforms and services and harm to our reputation by our merchants’ or third-party service providers’ unethical business practices; our ability to adapt to changes in mobile devices, systems, applications, or web browsers that may degrade the functionality of our platforms; our operation as a merchant of record for sales conducted using our platform; regulatory requirements and additional fees related to payment transactions through our e-commerce platforms could be costly and difficult to comply with; compliance and third-party risks related to anti-money laundering, anti-corruption, anti-bribery, regulations, economic sanctions and export control laws and import regulations and restrictions; our business’s reliance on the personal importation model;  our ability to securely store personal information of merchants and shoppers; increases in shipping rates; fluctuations in the exchange rate of foreign currencies has impacted and could continue to impact our results of operations; our ability to offer high quality support; our ability to expand the number of merchants using our platforms and increase our GMV and to enhance our reputation and awareness of our platforms; our dependency on the continued use of the internet for commerce; our ability to adapt to emerging or evolving regulatory developments, changing laws, regulations, standards and technological changes related to privacy, data protection, data security and machine learning technology and generative artificial intelligence evolves; the effect of the situation in Ukraine on our business, financial condition and results of operations; our role in the fulfilment chain of the merchants, which may cause third parties to confuse us with the merchants; our ability to establish and protect intellectual property rights; and our use of open-source software which may pose particular risks to our proprietary software technologies; our dependency on our executive officers and other key employees and our ability to hire and retain skilled key personnel, including our ability to enforce non-compete agreements we enter into with our employees; litigation for a variety of claims which we may be subject to; the adoption by merchants of a direct to consumer model; our anticipated cash needs and our estimates regarding our capital requirements and our needs for additional financing; our ability to maintain our corporate culture; our ability to maintain an effective system of disclosure controls and internal control over financial reporting; our ability to accurately estimate judgments relating to our critical accounting policies; changes in tax laws or regulations to which we are subject, including the enactment of legislation implementing changes in taxation of international business activities and the adoption of other corporate tax reform policies; requirements to collect sales or other taxes relating to the use of our platforms and services in jurisdictions where we have not historically done so; global events such as war, health pandemics, climate change, macroeconomic events and the recent economic slowdown; risks relating to our ordinary shares, including our share price, the concentration of our share ownership with insiders, our status as a foreign private issuer, provisions of Israeli law and our amended and restated articles of association and actions of activist shareholders; risks related to our incorporation and location in Israel, including risks related to the ongoing war and related hostilities; and the other risks and uncertainties described in Global-e’s Annual Report on Form 20-F for the year ended December 31, 2023, filed with the SEC on March 28, 2024 and other documents filed with or furnished by Global-e from time to time with the Securities and Exchange Commission (the “SEC”). The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. These statements reflect management’s current expectations regarding future events and operating performance and speak only as of the date of this press release. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. We undertake no obligation to update any forward-looking statements made in this press release to reflect events or circumstances after the date of this press release or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements.

About Global-E Online Ltd.

Global-e (Nasdaq: GLBE) is the world's leading platform enabling and accelerating global, Direct-To-Consumer ecommerce. The chosen partner of over 1,000 brands and retailers across the United States, Europe and Asia, Global-e makes selling internationally as simple as selling domestically. The company enables merchants to increase the conversion of international traffic into sales by offering online shoppers in over 200 destinations worldwide a seamless, localized shopping experience. Global-e's end-to-end ecommerce solutions combine best-in-class localization capabilities, big-data best-practice business intelligence models, streamlined international logistics and vast cross-border experience, enabling international shoppers to buy seamlessly online and retailers to sell to, and from, anywhere in the world. For more information, please visit: www.global-e.com.

Investor Contact:
Erica Mannion or Mike Funari
Sapphire Investor Relations, LLC
IR@global-e.com
+1 617-542-6180

Press Contact:
Justine Rosin
Headline Media
Globale@headline.media
+1 786-233-7684

Global-E Online Ltd.
CONSOLIDATED BALANCE SHEETS
(In thousands)

	Period Ended
	December 31,	June 30,
	2023	2024
		(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$200,081	$229,844
Short-term deposits	96,939	90,976
Accounts receivable, net	27,841	30,341
Prepaid expenses and other current assets	63,967	51,114
Marketable securities	20,403	20,679
Funds receivable, including cash in banks	111,232	98,458
Total current assets	520,463	521,412
Property and equipment, net	10,236	10,651
Operating lease right-of-use assets	23,052	22,482
Long term deposits	3,552	3,634
Deferred contract acquisition and fulfillment costs, noncurrent	2,668	3,219
Other assets, noncurrent	4,078	4,665
Commercial agreement asset	192,721	128,927
Goodwill	367,566	367,566
Intangible assets	78,024	68,022
Total long-term assets	681,897	609,166
Total assets	$1,202,360	$1,130,578
Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$50,943	$36,029
Accrued expenses and other current liabilities	107,306	90,335
Funds payable to Customers	111,232	98,458
Short term operating lease liabilities	4,031	4,142
Total current liabilities	273,512	228,964
Long-term liabilities:
Deferred tax liabilities, net	6,507	3,645
Long term operating lease liabilities	19,291	18,240
Other long-term liabilities	1,071	1,043
Total liabilities	$300,381	$251,892

Shareholders’ equity:
Share capital and additional paid-in capital	1,360,250	1,391,306
Accumulated comprehensive income (loss)	(1,420)	(1,276)
Accumulated deficit	(456,851)	(511,344)
Total shareholders’ equity	901,979	878,686
Total liabilities and shareholders’ equity	$1,202,360	$1,130,578

Global-E Online Ltd.
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except share and per share data)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2023	2024	2023	2024
	(Unaudited)		(Unaudited)
Revenue	$133,309	$168,008	$250,940	$313,881
Cost of revenue	78,419	90,578	150,174	173,165
Gross profit	54,890	77,430	100,766	140,716

Operating expenses:
Research and development	24,620	26,676	47,516	50,214
Sales and marketing	52,788	60,089	104,636	117,044
General and administrative	13,878	13,482	27,017	25,536
Total operating expenses	91,286	100,247	179,169	192,794
Operating profit (loss)	(36,396)	(22,817)	(78,403)	(52,078)
Financial expenses, net	754	693	3,154	4,203
Loss before income taxes	(37,150)	(23,510)	(81,557)	(56,281)
Income taxes	(1,617)	(1,068)	(2,941)	(1,788)
Net loss attributable to ordinary shareholders	$(35,533)	$(22,442)	$(78,616)	$(54,493)
Basic and diluted net loss per share attributable to ordinary shareholders	$(0.22)	$(0.13)	$(0.48)	$(0.33)
Basic and diluted weighted average ordinary shares	164,214,398	166,982,796	163,427,086	166,585,110

Global-E Online Ltd.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2023	2024	2023	2024
	(Unaudited)		(Unaudited)
Operating activities
Net profit (loss)	$(35,533)	$(22,442)	$(78,616)	$(54,493)
Adjustments to reconcile net profit (loss) to net cash provided by operating activities:
Depreciation	460	530	887	1,041
Share-based compensation expense	11,352	11,201	21,064	19,912
Commercial agreement asset	37,432	37,433	75,585	73,729
Amortization of intangible assets	5,091	5,000	10,251	10,002
Changes in accrued interest and exchange rate on short-term deposits	(182)	(411)	(709)	(43)
Changes in accrued interest and exchange rate on long-term deposits	(54)	1	(200)	69
Unrealized loss (gain) on foreign currency	(156)	584	(740)	3,310
Accounts receivable	(1,752)	(10,918)	2,329	(2,500)
Prepaid expenses and other assets	(11,185)	10,580	(5,347)	13,267
Funds receivable	(1,195)	1,386	2,556	(6,302)
Long-term receivables	94	(228)	480	412
Funds payable to customers	7,902	18,084	(8,068)	(12,773)
Operating lease ROU assets	1,037	857	1,708	1,674
Deferred contract acquisition costs	(226)	(367)	(383)	(635)
Accounts payable	(3,169)	2,135	(21,378)	(14,914)
Accrued expenses and other liabilities	10,701	13,229	(5,463)	(16,999)
Deferred taxes	(1,873)	(1,438)	(3,783)	(2,862)
Operating lease liabilities	(1,098)	(1,099)	(2,054)	(2,043)
Net cash provided by (used in) operating activities	17,646	64,117	(11,881)	9,852
Investing activities
Investment in marketable securities	(829)	(685)	(1,279)	(1,727)
Proceeds from marketable securities	200	399	599	1,411
Purchases of short-term investments	(37,250)	(31,295)	(46,502)	(88,244)
Purchases of long-term investments	(15)	(1,121)	(112)	(1,152)
Proceeds from short-term investments	9,250	36,250	38,500	94,250
Purchases of property and equipment	(145)	(573)	(487)	(1,455)
Net cash provided by (used in) investing activities	(28,789)	2,975	(9,281)	3,083
Financing activities
Exercise of Warrants to ordinary shares	5	2	22	2
Proceeds from exercise of share options	773	933	865	1,053
Net cash provided by financing activities	778	935	887	1,055
Exchange rate differences on balances of cash, cash equivalents and restricted cash	156	(584)	740	(3,310)
Net decrease in cash, cash equivalents, and restricted cash	(10,209)	67,443	(19,535)	10,680
Cash and cash equivalents and restricted cash—beginning of period	202,196	211,834	211,522	268,597
Cash and cash equivalents and restricted cash—end of period	$191,987	$279,277	$191,987	$279,277

Global-E Online Ltd.
SELECTED OTHER DATA
(In thousands)

	Three Months Ended				Six Months Ended
	June 30,				June 30,
	2023		2024		2023		2024
	(Unaudited)				(Unaudited)
Key performance metrics
Gross Merchandise Value	825,026		1,082,037		1,528,921		2,011,548
Adjusted EBITDA (a)	20,979		31,347		35,464		52,606

Revenue by Category
Service fees	59,532	45%	82,235	49%	109,885	44%	150,494	48%
Fulfillment services	73,777	55%	85,773	51%	141,055	56%	163,387	52%
Total revenue	$133,309	100%	$168,008	100%	$250,940	100%	$313,881	100%

Revenue by merchant outbound region
United States	67,516	51%	87,631	52%	123,429	49%	159,743	51%
United Kingdom	40,014	30%	44,424	27%	77,746	31%	85,700	27%
European Union	21,088	16%	26,773	16%	42,164	17%	53,117	17%
Israel	531	0%	313	0%	756	0%	629	0%
Other	4,160	3%	8,866	5%	6,845	3%	14,692	5%
Total revenue	$133,309	100%	$168,008	100%	$250,940	100%	$313,881	100%

(a)	See reconciliation to adjusted EBITDA table

Global-E Online Ltd.
RECONCILIATION TO Non-GAAP GROSS PROFIT
(In thousands)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2023	2024	2023	2024
	(Unaudited)
Gross Profit	54,890	77,430	100,766	140,716

Amortization of acquired intangibles included in cost of revenue	2,796	2,796	5,592	5,592
Non-GAAP gross profit	57,686	80,226	106,358	146,308

Global-E Online Ltd.
RECONCILIATION TO ADJUSTED EBITDA
(In thousands)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2023	2024	2023	2024
	(Unaudited)		(Unaudited)
Operating profit (loss)	(36,396)	(22,817)	(78,403)	(52,078)
(1) Stock-based compensation:
Cost of revenue	161	180	274	360
Research and development	6,572	5,497	12,630	8,965
Selling and marketing	1,089	1,482	1,964	2,764
General and administrative	3,530	4,042	6,196	7,823
Total stock-based compensation	11,352	11,201	21,064	19,912

(2) Depreciation and amortization	460	530	887	1,041

(3) Commercial agreement asset amortization	37,432	37,433	75,585	73,729

(4) Amortization of acquired intangibles	5,091	5,000	10,251	10,002

(5) Merger related contingent consideration	3,040	-	6,080	-

Adjusted EBITDA	20,979	31,347	35,464	52,606